

Mail Stop 7010

March 26, 2009

Mr. Joseph A. Orlando
Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

>      **RE:    Leucadia National Corporation**
>             **Form 10-K for the fiscal year ended December 31, 2008**
>             **Filed February 27, 2009**
>             **File #1-5721**

Dear Mr. Orlando:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1. Given the nature of Leucadia's assets, income and activities, please explain why the company should not be considered an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940.

Risk Factors, page 24

2. In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility.  Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks which underlie most of your MD&A disclosure.

3. In the second paragraph of your Business discussion on page 2, you state that in order to generate additional liquidity to take advantage of an investment opportunity, the company may dispose of existing businesses or investments.  We also note that your investments in ACF and Jefferies are subject to standstill agreements which limit your ability to dispose of these two investments.  Given that you are in the business of making investments, in future filings please consider adding a risk factor disclosure which alerts investors to any material risks associated with the illiquidity of your interests in ACF, Jefferies and any other investment that are or may become subject to standstill agreements.

4. The two opening paragraphs of your Liquidity and Capital Resources discussion on page 32 of the MD&A stress how the changes in the market value of your investment securities have impacted, among other things, your shareholder equity and results of operations.  Since a significant number of your investments are carried at fair market value and represent publicly traded securities, in future filings please add appropriate risk factor disclosure to address how the market volatility negatively impacts the value of your investments.

5. We note your impairment disclosure starting on page F-9 of Note 2 to the consolidated financial statements, and in particular, the disclosure in the second paragraph of your Impairment of Long-Lived Assets discussion.  Because of current economic trends, in future filings please add appropriate risk factor disclosure addressing these apparent impairment risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity, page 33

6. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow

an investor to easily understand your current status in meeting your financial covenants.

Critical Accounting Estimates, page 40
General

7. Please provide us, and include in future filings, a comprehensive discussion of how you have considered whether an other than temporary impairment has occurred on your equity method investments. Reference paragraph 6b of APB 18.

Impairment of Long-Lived Assets, page 41

8. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. Reference SFAS 144. In this regard, please address the following items:
   - Include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.
   - Discuss the nature of the assets for which you recorded an impairment charge of $3.2M.
   - Discuss how you have considered the fact that your investment in STi Prepaid has a negative net balance.
   - Discuss how you have considered the overall decline in the real estate market in your valuation of your domestic real estate assets. While we note your disclosure on page 15 that you are waiting for market conditions to improve before moving ahead with certain of your projects, it is unclear how you have considered whether the current carrying value of these assets is impaired.

Impairment of Securities, page 41

9. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. Reference SAB Topic 5M and FSP 115-1 and 124-1. In this regard, please address the following items:
   - Include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.
   - A discussion of the nature of the securities for which you recorded an other than temporary impairment and specifically why you concluded that such a charge was necessary.
   - A discussion of the nature of any securities for which you have significant unrealized losses but have not recorded an other than temporary impairment and specifically why you concluded that such a charge was not necessary.

Results of Operations, page 43
General

10. Please revise future filings to include a tabular presentation of your financial information both on a segment and consolidated level.  Such an approach may allow for a more clear and concise understanding of your results.  Reference Release No. 33-8350.

11. We note that you have identified several factors that have impacted your results including product mix, volume, acquisitions, raw material costs, foreign exchange, new customers and competitors.  Please revise future filings to include a more quantified discussion of the impact of these factors on your results where practicable.

Note 4. Investments in Associated Companies, page F-14

12. Please supplementally tell us how you have considered Rule 3-09 in determining whether separate audited financial statements of your Associated Companies are required to be filed.  In this regard, please tell us what consideration you have given to any impairments of your investments.

13. Please supplementally provide us, and include in future filings, a tabular presentation of the individual value of each of your investments in associated companies with a total that reconciles to your balance sheet.  Please also include a comparison of the cost and carrying value of each entity and an explanation regarding how you have accounted for any losses.  Given that you have a number of investments, such presentation will allow for an easier understanding of the significance of each investment.

Note 6. Investments, page F-21

14. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of all of your significant available-for-sale investments.

15. We note your disclosure that it is not practicable to estimate the fair value of certain of your cost method investments.  With a view towards future disclosure, please provide us with the following information:
   - A discussion of the nature of these investments.
   - Information pertinent to estimating the fair value of the investments. Reference paragraph 14a of FAS 107.
   - A discussion of why it is not practicable to estimate the fair value of these investments.  Reference paragraph 14b of FAS 107.

- A discussion of how you have considered whether these investments are impaired.

Note 8. Inventory, page F-25

16. Please revise future filings to present the amounts related to your major classes of inventory for each period presented. Reference Item 5-02 of Regulation S-X.

Note 21. Earnings (Loss) Per Common Share, page F-42

17. Please revise future filings to present your disclosures in a tabular format. Reference paragraph 40 of SFAS 128.


*   *   *   *


Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3760 with any other questions.


Sincerely,


John Hartz
Senior Assistant Chief Accountant